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SE 18000864

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernard Herold & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 3RD AVENUE
(No. and Street)

NEW YORK	NY	10022-7513
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA COLLETTI — 212-371-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. MT. PLEASANT AVE, SUITE 3310	Livingston	New Jersey	07039
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange
FEB 23 2018
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, LAWRENCE HEROLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard Herold & Co, Inc., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2018

Notary Public

Signature

CHIEF COMPLIANCE OFFICER
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERNARD HEROLD & CO., INC.
FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Bernard Herold & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bernard Herold & Co., Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bernard Herold & Co., Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bernard Herold & Co., Inc.'s management. Our responsibility is to express an opinion on Bernard Herold & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Bernard Herold & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Bernard Herold & Co., Inc.'s auditor since 1998.
Livingston, New Jersey
February 16, 2018

BERNARD HEROLD & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 961,386
Receivable from broker-dealer	268,845
Deposit with clearing house	100,054
Investments in marketable securities, at fair value	5,539,455
Prepaid expenses	17,490
Certificate of deposit, restricted	140,007
Security deposits and other assets	85,817
TOTAL ASSETS	$ 7,113,054

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 436,661
Income taxes payable	19,169
Deferred tax liability	968,000
Total liabilities	1,423,830
Commitments and contingencies (Notes 5, 7, 9 and 11)	
Shareholders' equity:	
Preferred stock - $100 par value; 2,000 shares authorized, 900 shares issued and outstanding	90,000
Class A common stock - $1 par value; 10,000 shares authorized, 7,307 shares issued and outstanding	7,307
Additional paid-in capital	198,229
Retained earnings	5,393,688
Total shareholders' equity	5,689,224
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 7,113,054

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernard Herold & Co., Inc. (the "Company") was formed in 1972 under the laws of the state of Delaware to manage and operate a registered securities broker-dealer and engage in the securities and brokerage business. As such, the Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange (the "NYSE"). The Company provides brokerage services to both institutional and individual investors and clears its securities transactions on a fully-disclosed basis through another broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in "Total revenues and trading gains" on the accompanying statement of income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line and double-declining methods over the estimated useful lives of the assets, ranging from five to seven years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and money market accounts that are readily convertible into cash and purchased with original maturities of three months or less.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, established a framework for measuring fair value, and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Promotional Costs

Promotional costs are expensed as incurred and aggregated $29,863 for the year ended December 31, 2017.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

New Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP, including industry specific guidance, when it becomes effective.

In February 2017, FASB issued ASU No. 2017-02, *Leases* ("ASU 2017-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right-of-use asset and a lease liability, and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2017-02 will have on its financial statements and related disclosures, but has not yet determined the timing of adoption.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 2. DEPOSIT WITH CLEARING HOUSE

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully-disclosed basis. The Company is required to maintain a minimum interest-bearing deposit in the amount of $100,000. At December 31, 2017, the Company had a deposit totaling $100,054.

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES

Investments in marketable securities, carried at fair value, consisted of the following at December 31, 2017:

Mutual funds	$ 1,451,985
Equity securities	3,838,010
Exchange-traded funds	249,460
Investments in marketable securities	$ 5,539,455

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value, on a recurring basis, as of December 31, 2017:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total	Valuation Technique
Cash and cash equivalents:					
Money market funds	$ 874,861	$ -	$ -	$ 874,861	(b)
Deposit with clearing house:					
U.S. Treasury bill	$ 99,821	$ -	$ -	$ 99,821	(b)
Security deposit:					
Certificate of deposit	$ 140,007	$ -	$ -	$ 140,007	(b)
Mutual funds:					
Municipal bond funds	$ 1,451,985	$ -	$ -	$ 1,451,985	(a)
Equity securities:					
Basic materials	314,010	-	-	314,010	(a)
Financial	3,524,000	-	-	3,524,000	(a)
Exchange-traded funds	249,460	-	-	250,490	(a)
Total marketable securities	$ 5,539,455	$ -	$ -	$ 5,539,455	

NOTE 3. INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017.

Money Market Funds and *Certificate of Deposit* approximate fair value due to the short-term nature of the investments. The Company's money market funds are included in "Cash and cash equivalents" on the accompanying statement of financial condition.

Mutual Funds are valued at quoted market prices in active market where the funds trade, which represent the net value of the funds underlying securities.

Equity Securities are carried at fair value based on quoted market prices in active markets where the securities trade.

Exchange-traded Funds are carried at fair value based on quoted market prices in active markets where the funds trade.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4. SHAREHOLDERS' EQUITY

The Company is authorized to issue preferred stock and common stock. Holders of common stock are entitled to one vote for each share held, while holders of preferred stock have no voting rights. Preferred stock holders have preferential cumulative dividend rights; however, the holders of preferred stock have waived their rights to receive dividends in all prior years and during 2017. Upon liquidation, the preferred stock holders have certain preferential rights to receive full payment prior to the common stock holders.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Commitments

The Company has entered into several operating leases for its office facilities. The minimum annual rental commitments under these leases at December 31, 2017, are as follows:

Year ending December 31:	Amount
2018	$ 406,151
2019	425,213
2020	435,476
2021	441,341
Thereafter	110,702
	$ 1,818,883

Rent and occupancy expense, net of sublease rental income of $72,128, amounted to $452,636 for the year ended December 31, 2017.

One of the Company's leases provided for a rent-free period during its term. Pursuant to FASB ASC 840, *Accounting for Leases*, the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the lease (deferred rent) amounted to $110,842 and is included in "Accounts payable and accrued expenses" in the accompanying statement of financial condition.

The Company sublets space on a month-to-month basis to an investment advisor. One of the shareholders of the Company is an officer of this investment advisor. For the year ended December 31, 2017, rental income totaled $48,000. Additionally, the Company received reimbursements totaling approximately $214,000 from this entity for payroll paid by the Company on the affiliate's behalf.

One of the Company's operating leases is with a company that is owned by one of the Company's shareholders. For the year ended December 31, 2017, rent expense and related expenses for this office facility totaled approximately $98,650.

Effective April 1, 2015, the landlord amended the lease agreement to extend the lease through March 31, 2022. In accordance with the lease agreement, the Company had provided its landlord with an irrevocable letter of credit issued by a bank to secure the Company's obligations under the lease. The letter of credit is collateralized by a certificate of deposit, which is restricted for the payment of certain costs as defined in the lease agreement. The balance of the restricted certificate of deposit was $140,007 at December 31, 2017.

NOTE 6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no contributions during 2017.

NOTE 7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2017, the Company was in compliance with these requirements. At December 31, 2017, the Company had net capital amounting to $4,364,043, which exceeded the Company's minimum net capital requirement of $50,000. The Company's percentage of aggregate indebtedness to net capital was 10.45 to 1 as of December 31, 2017.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and management does not believe it is exposed to any significant credit risk with respect to cash.

For the year ended December 31, 2017, transactions initiated by one independent contractor and one employee on behalf of customers yielded a total of 35% of the Company's commission revenue.

The Company's investments consist of a combination of equity investment securities, mutual funds, and exchange-traded funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the Company's investment account and balances, and the amounts reported in the accompanying statement of financial condition and the statement of income.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

NOTE 10. INCOME TAXES

The Company has deferred tax assets and liabilities, which arise primarily from differences in the carrying value of its investments, resulting from unrealized gains and losses, for financial statement and income tax purposes, and for the income tax effect of net operating loss carryforwards. Deferred taxes assets and liabilities at December 31, 2017, are summarized as follows:

Deferred tax asset:	
Federal	$ 140,000
State	9,000
City	8,000
Total deferred tax asset	157,000
Deferred tax liability:	
Federal	(617,000)
State	(277,000)
City	(231,000)
Total deferred tax liability	(1,125,000)
Deferred tax liability, net	$ (968,000)

Income tax benefit consisted of the following components for the year ended December 31, 2017:

Current:	
Federal	$ 18,647
State	15,947
City	15,318
Total current	49,912
Deferred:	
Federal	(182,000)
State	58,000
City	(26,000)
Total deferred	(150,000)
Net income tax benefit	$ (100,088)

At December 31, 2017, the Company has a net operating loss carryforward of approximately $484,000 for federal tax purposes. The Company's net operating loss carryforward will begin to expire in 2025.

The current provisions for state and city taxes are computed under alternative methods based on net capital, as defined, and alternative net income, as defined, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

NOTE 10. INCOME TAXES (CONTINUED)

The Tax Cuts and Jobs Act amended the Internal Revenue Code reducing the tax rates for businesses. As a result the Company reduced the deferred tax asset and liability using the new tax rate by approximately $400,000.

NOTE 11. EQUITY PURCHASE AGREEMENT

During 2017, the Company has entered an Equity Purchase Agreement with the chairman of Lantern Investments, Inc. for the purchase of approximately 48.67% of the outstanding shares. In addition, the Company will purchase 41.27% interest in Lantern Wealth Advisors and a 48.72% interest in Lantern Insurance Brokerage. The aggregate purchase prices is $1,240,000. A deposit of $62,000 is currently held in escrow. Currently, the transaction is going through the FINRA approval process, therefore no closing date has been scheduled.

In the event of a default by the Company under the agreement, seller's sole remedy shall be to receive and retain the down payment.

Additional consideration in the amount of $50,000 is payable to the seller at closing as agreed.